As filed with the Securities and Exchange Commission on May 16, 2005
                                                  Registration No. 333-________
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------


                                    FORM S-2

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                          ----------------------------

                         PROVECTUS PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

                  Nevada                                           2834                              90-0233011
(State or other jurisdiction of incorporation or     (Primary Standard Industrial      (I.R.S. Employer Identification Number)
              organization)                           Classification Code Number)


  7327 Oak Ridge Highway, Suite A, Knoxville, Tennessee 37931, (865) 769-4011 (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                             Timothy C. Scott, Ph.D.
                                    President
                         Provectus Pharmaceuticals, Inc.
                         7327 Oak Ridge Highway, Suite A
                           Knoxville, Tennessee 37931
                                 (865) 769-4011

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                    Copy to:

                          Linda Crouch-McCreadie, Esq.
                   Baker Donelson Bearman Caldwell & Berkowitz
                              207 Mockingbird Lane
                                    Suite 300
                          Johnson City, Tennessee 37904
                                 (423) 928-0181


                          -----------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the registration statement until such time that all of the shares of common stock registered hereunder have been sold.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                                  Proposed               Proposed
   Title of each class of                                         maximum                 maximum        Amount of
         securities                                            offering price            aggregate      registration
      to be registered         Amount to be registered (1)       per share            offering price        fee
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         17,440,943          (2)      $0.60       (3)        $10.375,565    $1,231.68
                                  --------------                 ---------              -------------    -------------
                                      17,440,943                                          $10,375,565    $1,231.68

     (1) Pursuant to Rule 416 under the Securities Act, this registration statement also registers such additional number of shares of the registrant's common stock, $0.001 par value, as may be offered or issued as result of any stock splits, stock dividends or similar transactions.

     (2) Represents (a) up to 2,000,000 shares of common stock, issuable upon conversion of $1,000,000 in the aggregate principal amount of secured convertible debentures held by DCOFI Master, LDC at a per share conversion price of $0.75, (b) up to 1,333,333 shares of common stock issuable upon the exercise of a warrant held by DCOFI at per share exercise price equal to $0.935, and (c) up to 933,333 shares of common stock issuable upon the exercise of a warrant held by DCOFI at a per share exercise price of $0.8925. Also represents (a) up to 2,000,000 shares of common stock, issuable upon conversion of $1,000,000 in the aggregate principal amount of secured convertible debentures held by Asset Managers International Ltd. at a per share conversion price of $0.75, (b) up to 1,000,000 shares of common stock issuable upon the exercise of a warrant held by Asset Managers at per share exercise price equal to $0.935, and (c) up to 700,000 shares of common stock issuable upon the exercise of a warrant held by Asset Managers at a per share exercise price of $0.8925. Also represents (a) up to 333,333 shares of common stock issuable upon the exercise of a warrant held by DC Asset Management, LLC, at a per share exercise price of $0.935, and (b) up to 233,333 shares of common stock issuable upon the exercise of a warrant held by DC Asset, at a per share exercise price of $0.8925. Also represents (a) up to 1,000,000 shares of stock, issuable upon conversion of $500,000 in the aggregate principal amount of secured convertible debentures held by Alpha Capital Aktiengesellschaft at a per share conversion price of $0.75, (b) up to 666,667 shares of common stock issuable upon the exercise of a warrant held by Alpha Capital per share exercise price equal to $0.935, and (c) up to 466,667 shares of Common Stock issuable upon the exercise of a warrant held by Alpha Capital at a per share exercise price of $0.8925. Also represents (a) up to 300,000 shares of common stock, issuable upon conversion of $150,000 in the aggregate principal amount of secured convertible debentures held by Whalehaven Capital Fund Limited at a per share conversion price of $0.75, (b) up to 200,000 shares of common stock issuable upon the exercise of a warrant held by Whalehaven at per share exercise price equal to $0.935, and (c) up to 140,000 shares of common stock issuable upon the exercise of a warrant held by Whalehaven at a per share exercise price of $0.8925. Also represents (a) up to 800,000 shares of common stock, issuable upon conversion of $450,000 in the aggregate principal amount of secured convertible debentures held by Donald Adams at a per share conversion price of $0.75, (b) up to 533,333 shares of common stock issuable upon the exercise of a warrant held by Donald Adams at per share exercise price equal to $0.935, and (c) up to 373,333 shares of common stock issuable upon the exercise of a warrant held by Donald Adams at a per share exercise price of $0.8925. Also represents (a) up to 100,000 shares of common stock, issuable upon conversion of $50,000 in the aggregate principal amount of secured convertible debentures held by Peter K. Sivaslian at a per share conversion price of $0.75, (b) up to 66,667 shares of common stock issuable upon the exercise of a warrant held by Peter K. Sivaslian at per share exercise price equal to $0.935, and (c) up to 46,667 shares of common stock issuable upon the exercise of a warrant held by Peter K. Sivaslian at a per share exercise price of $0.8925. Also represents (a) up to 100,000 shares of common stock, issuable upon conversion of $50,000 in the aggregate principal amount of secured convertible debentures held by Stephen Ross at a per share conversion price of $0.75, (b) up to 66,667 shares of common stock issuable upon the exercise of a warrant held by Stephen Ross at per share exercise price equal to $0.935, and (c) up to 46,667 shares of common stock issuable upon the exercise of a warrant held by Stephen Ross at a per share exercise price of $0.8925. Also represents up to 1,625,942 shares of common stock issuable upon conversion of $1,185,959 in the aggregate principal amount of a secured convertible debenture held by Gryffindor Capital Partners I, L.L.C.

at a per share conversion price of $0.737 for principal converted and $0.55 for interest converted. Also represents (a) up to 15,000 shares of common stock issuable upon the exercise of a warrant held by the Irrevocable Trust dated December 28, 2004 f/b/o Olivia Skriloff at a per share exercise price of $0.98, and (b) up to 15,000 shares of common stock issuable upon the exercise of a warrant held by the Irrevocable Trust dated December 28, 2004 f/b/o Olivia Skriloff at per share exercise price of $1.23. Also represents (a) up to 15,000 shares of common stock issuable upon the exercise of a warrant held by the Irrevocable Trust dated December 28, 2004 f/b/o Samuel Skriloff at a per share exercise price of $0.98, and (b) up to 15,000 shares of common stock issuable upon the exercise of a warrant held by the Irrevocable Trust dated December 28, 2004 f/b/o Samuel Skriloff at a per share exercise price of $1.23. Also represents (a) up to 38,750 shares of common stock issuable upon the exercise of a warrant held by David Skriloff at a per share exercise price of $.98, and (b) up to 38,750 shares of common stock issuable upon the exercise of a warrant held by David Skriloff at a per share exercise price of $1.23. Also represents (a) up to 56,250 shares of common stock issuable upon the exercise of a warrant held by Richard Smithline at a per share exercise price of $.98, and (b) up to 56,250 shares of common stock issuable upon the exercise of a warrant held by Richard Smithline at a per share exercise price of $1.23. Also represents (a) up to 150,000 shares of common stock issuable upon the exercise of a warrant held by M.W. Crow Family Trust L.P. at a per share exercise price of $.98, and (b) up to 150,000 shares of common stock issuable upon the exercise of a warrant held by M.W. Crow Family Trust, L.P. at a per share exercise price of $1.23. Also represents (a) up to 360,000 shares of common stock issuable upon the exercise of a warrant held by Damon D. Testaverde at a per share exercise price of $.98, and (b) up to the 280,000 shares of common stock issuable upon the exercise of a warrant held by Damon D. Testaverde at a per share exercise price of $1.00. Also represents (a) up to 40,000 shares of common stock issuable upon the exercise of a warrant held by Network 1 Financial Securities, Inc. at a per share exercise price of $.98, and (b) up to 70,000 shares of common stock issuable upon the exercise of a warrant held by Network 1 Financial Securities, Inc. at a per share exercise price of $1.00. Also represents up to 75,000 shares of common stock issuable upon the exercise of a warrant held by William J. Crusoe of Centre Capital Advisors, LLC at a per share exercise price of $1.00. Also represents up to 75,000 shares of common stock issuable upon the exercise of a warrant held by Martin Stern at a per share exercise price of $1.00. Also represents (a) 400,000 shares of common stock held by certain selling shareholders and (b) 600,000 shares of common stock issuable upon the exercise of a warrant held by certain selling shareholders.

     (3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sale price of the registrant's common stock as reported on the OTC Electronic Bulletin Board on May 6, 2005.

                         ------------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                SUBJECT TO COMPLETION, DATED May 16, 2005_

PROSPECTUS

                         PROVECTUS PHARMACEUTICALS, INC.

                        17,440,943 Shares of Common Stock

     This prospectus relates to the sale by the selling shareholders of 17,440,942 shares of our common stock, par value $0.001.

     The selling shareholders may sell the shares from time to time at the prevailing market price or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. We have agreed to pay the expenses in connection with the registration of these shares.

     The selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, which we refer to as the "Securities Act."

     Our common stock is quoted on the OTC Electronic Bulletin Board of the National Association of Securities Dealers under the trading symbol "PVCT".

     AS YOU REVIEW THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 4.

     Neither the Securities and Exchange Commission, which we refer to as the "SEC," nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

           The date of this prospectus is ________________ ___, 2005.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                TABLE OF CONTENTS


Prospectus Summary..................................................1
The Offering........................................................3
Risk Factors........................................................7
Forward Looking Statements.........................................13
Use Of Proceeds....................................................13
Agreements With Purchasers of Secured Convertible Debentures.......13
Agreements With Gryffindor Capital Partners I, L.L.C...............14
Agreements With Financial Advisors and Consultants.................15
Description Of Other Transactions..................................13
Selling Shareholders...............................................16
Description Of Securities..........................................17
Plan Of Distribution...............................................19
Indemnification Of Officers And Directors..........................20
Where You Can Find More Information About Us.......................21
Incorporation Of Certain Information By Reference..................22
Experts............................................................22
Legal Matters......................................................22

Exhibit "A" - Form 10-KSB for year ended December 31, 2004........A-1

                               Prospectus Summary

     You should read the following summary together with the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. You should read the entire prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks, and actual results could differ materially. Read this entire prospectus carefully, especially the risks described under "Risk Factors." Unless otherwise indicated, "we," "us," "our" and similar terms, as well as references to the "Company" and "Provectus," refer to Provectus Pharmaceuticals, Inc. and its subsidiaries and not to the selling shareholders.

Our Company

     Provectus Pharmaceuticals, Inc., a Nevada corporation, and its five wholly owned subsidiaries, Xantech Pharmaceuticals, Inc., Provectus Biotech, Inc., Provectus Devicetech, Inc., Provectus Pharmatech, Inc., and Pure-ific Corporation, develop, license and market and plan to sell products in three sectors of the healthcare industry:

     -    Over-the-counter products, which we refer to as "OTC products;"

     -    Prescription drugs; and

     -    Medical device systems.

     We manage Provectus and the subsidiaries on an integrated basis, and when we refer to "we" or "us" or "the Company" in this registration statement on Form S-2, we refer to all six corporations considered as a single unit.

     Through discovery and use of state-of-the-art scientific and medical technologies, the founders of our pharmaceutical business have developed a portfolio of patented, patentable, and proprietary technologies that support multiple products in the prescription drug, medical device and OTC products categories (including patented technologies for: (a) treatment of cancer; (b) novel therapeutic medical devices; (c) enhancing contrast in medical imaging;
(d) improving signal processing during biomedical imaging; and (e) enhancing production of biotechnology products). Our prescription drug products encompass the areas of dermatology and oncology and involve several types of small molecule-based drugs. Our medical device systems include therapeutic and cosmetic lasers, while our OTC products address markets primarily involving skincare applications. None of our prescription drug products are currently being sold as their development is not yet complete. At December 31, 2004, we reported medical device sales of $13,125. We have also initiated sales and distribution of our OTC product Pure-ific via our website www.pureific.com, and we reported sales of $18,728 at December 31, 2004. We are not currently selling our other OTC products.

     Our company faces significant risks. And our ongoing operations continue to be dependent upon our ability to raise capital. We only have four employees and our future success depends significantly on these employees. Please see the section of this prospectus entitled "Risk Factors" for more information about the risks faced by us.

     This prospectus is accompanied by our Annual Report on Form 10-KSB for the year ended December 31, 2004.

     Our principal executive office is located at 7327 Oak Ridge Highway, Suite A, Knoxville, Tennessee 37931, telephone (865) 769-4011.

Risk Factors

     Investing in shares of our common stock involves significant risk. You should consider the information under the caption "Risk Factors" beginning on page 4 of this prospectus in deciding whether to purchase the common stock offered under this prospectus.

Our History

     Provectus Pharmaceuticals, Inc., formerly known as "Provectus Pharmaceutical, Inc." and "SPM Group, Inc.," was incorporated under Colorado law on May 1, 1978. SPM Group ceased operations in 1991, and became a development-stage company effective January 1, 1992, with the new corporate purpose of seeking out acquisitions of properties, businesses, or merger candidates, without limitation as to the nature of the business operations or geographic location of the acquisition candidate.

     On April 1, 2002, SPM Group changed its name to "Provectus Pharmaceutical, Inc." and reincorporated in Nevada in preparation for a transaction with Provectus Pharmaceuticals, Inc., a privately-held Tennessee corporation, which we refer to as "PPI." On April 23, 2002, an Agreement and Plan of Reorganization between Provectus Pharmaceutical and PPI was approved by the written consent of a majority of the outstanding shares of Provectus Pharmaceutical. As a result, holders of 6,680,000 shares of common stock of Provectus Pharmaceutical exchanged their shares for all of the issued and outstanding shares of PPI. As part of the acquisition, Provectus Pharmaceutical changed its name to "Provectus Pharmaceuticals, Inc." and PPI became a wholly owned subsidiary of Provectus. For accounting purposes, we treat this transaction as a recapitalization of PPI.

     On November 19, 2002, we acquired Valley Pharmaceuticals, Inc., a privately-held Tennessee corporation formerly known as Photogen, Inc., by merging our subsidiary PPI with and into Valley and naming the surviving corporation "Xantech Pharmaceuticals, Inc." Valley has minimal operations and had no revenues prior to the transaction with us. By acquiring Valley, we acquired our most important intellectual property, including issued U.S. patents and patentable inventions, with which we intend to develop:

     -    prescription  drugs,   medical  and  other  devices  (including  laser
          devices) and over-the-counter pharmaceutical products in the fields of dermatology and oncology; and

     -    technologies  for  the  preparation  of  human  and  animal  vaccines,
          diagnosis  of   infectious   diseases  and  enhanced   production   of
          genetically engineered drugs.

     Prior to the acquisition of Valley, we were considered to be, and continue to be, in the development stage and have not generated any revenues from the assets we acquired.

     On December 5, 2002, we acquired the assets of Pure-ific L.L.C., a Utah limited liability company, and created a wholly owned subsidiary, Pure-ific Corporation, to operate that business. We acquired the product formulations for Pure-ific personal sanitizing sprays, along with the "Pure-ific" trademarks. We intend to continue product development and begin to market a line of personal sanitizing sprays and related products to be sold over the counter under the "Pure-ific" brand name.

     On June 3, 2004, we formed the remaining three subsidiaries, Provectus Biotech, Inc., Provectus Devicetech, Inc. and Provectus Pharmatech, Inc.

     We reported sales of $18,728 at December 31, 2004 of our product, Pure-ific.

The Offering

Securities offered        17,440,942 shares of common stock. (1)

Use of proceeds           We will not receive any proceeds from the sale of the
                          common stock by the selling shareholders. Please see the section of this prospectus entitled "Use of Proceeds" for more information.

--------------------

(1) Includes:


- up to 2,000,000 shares of common stock issuable upon conversion of $1,000,000 in the aggregate principal amount of secured convertible debentures held by DCOFI Master LDC at a per share conversion price of $0.75,

- up to 1,333,333 shares of common stock issuable upon exercise of a warrant held by DCOFI Master LDC at a per share exercise price of $0.935,

- up to 933,333 shares of common stock issuable upon exercise of a warrant held by DCOFI Master LDC at a per share exercise price of $0.8925,

- up to 2,000,000 shares of common stock issuable upon conversion of $1,000,000 in the aggregate principal amount of secured convertible debentures held by Asset Managers International Ltd. at a per share conversion price of $0.75,

- up to 1,000,000 shares of common stock issuable upon exercise of a warrant held by Asset Managers International Ltd. at a per share exercise price of $0.935,

- up to 700,000 shares of common stock issuable upon exercise of a warrant held by Asset Managers International Ltd. at a per share exercise price of $0.8925,

- up to 333,333 shares of common stock issuable upon exercise of a warrant held by DC Asset Management, LLC at a per share exercise price of $0.935,

- up to 233,333 shares of common stock issuable upon exercise of a warrant held by DC Asset Management, LLC at a per share exercise price of $0.8925,

- up to 1,000,000 shares of common stock issuable upon conversion of $500,000 in the aggregate principal amount of secured convertible debentures held by Alpha Capital Aktiengesellschaft at a per share conversion price of $0.75,

- up to 666,667 shares of common stock issuable upon exercise of a warrant held by Alpha Capital Aktiengesellschaft at a per share exercise price of $0.935,

- up to 466,667 shares of common stock issuable upon exercise of a warrant held by Alpha Capital Aktiengesellschaft at a per share exercise price of $0.8925,

- up to 300,000 shares of common stock issuable upon conversion of $150,000 in the aggregate principal amount of secured convertible debentures held by Whalehaven Capital Fund Limited at a per share conversion price of $0.75,

- up to 200,000 shares of common stock issuable upon exercise of a warrant held by Whalehaven Capital Fund Limited at a per share exercise price of $0.935,

- up to 140,000 shares of common stock issuable upon exercise of a warrant held by Whalehaven Capital Fund Limited at a per share exercise price of $0.8925,

- up to 800,000 shares of common stock issuable upon conversion of $450,000 in the aggregate principal amount of secured convertible debentures held by Donald Adams at a per share conversion price of $0.75,

- up to 533,333 shares of common stock issuable upon exercise of a warrant held by Donald Adams at a per share exercise price of $0.935,

- up to 373,333 shares of common stock issuable upon exercise of a warrant held by Donald Adams at a per share exercise price of $0.8925,

- up to 100,000 shares of common stock issuable upon conversion of $50,000 in the aggregate principal amount of secured convertible debentures held by Peter K. Sivaslian at a per share conversion price of $0.75,

- up to 66,667 shares of common stock issuable upon exercise of a warrant held by Peter K. Sivaslian at a per share exercise price of $0.935,

- up to 46,667 shares of common stock issuable upon exercise of a warrant held by Peter K. Sivaslian at a per share exercise price of $0.8925,

- up to 100,000 shares of common stock issuable upon conversion of $50,000 in the aggregate principal amount of secured convertible debentures held by Stephen Ross at a per share conversion price of $0.75,

- up to 66,667 shares of common stock issuable upon exercise of a warrant held by Stephen Ross at a per share exercise price of $0.935,

- up to 46,667 shares of common stock issuable upon exercise of a warrant held by Stephen Ross at a per share exercise price of $0.8925,

- up to 1,625,942 shares of common stock issuable on the conversion of a secured convertible debenture held by Gryffindor Capital Partners I, L.L.C. at a per share conversion price of $0.737 for principal converted and $0.55 for interest converted,

- up to 15,000 shares of common stock issuable on the exercise of a warrant held by the Irrevocable Trust dated December 28, 2004 f/b/o Olivia Skriloff at a per share exercise price of $0.98,

- up to 15,000 shares of common stock issuable upon the exercise of warrant held by the Irrevocable Trust dated December 28, 2004 f/b/o Olivia Skriloff at a per share exercise price of $1.23,

- up to 15,000 shares of common stock issuable upon the exercise of a warrant held by the Irrevocable Trust dated December 28, 2004 f/b/o Samuel Skriloff at a per share exercise price of $0.98,

- up to 15,000 shares of common stock issuable upon the exercise of a warrant held by the Irrevocable Trust dated December 28, 2004 f/b/o Samuel Skriloff at a per share exercise price of $1.23,

- up to 38,750 shares of common stock issuable upon the exercise of a warrant held by David Skriloff at a per share exercise price of $0.98,

- up to 38,750 shares of common stock issuable upon the exercise of a warrant held by David Skriloff at a per share exercise price of $1.23,

- up to 56,250 shares of common stock issuable upon the exercise of a warrant held by Richard Smithline at a per share exercise price of $0.98,

- up to 56,250 shares of common stock issuable upon the exercise of a warrant held by Richard Smithline at a per share exercise price of $1.23,

- up to 150,000 shares of common stock issuable upon the exercise of a warrant held by the M.W. Crow Family Trust, LP at a per share exercise price of $0.98,

- up to 150,000 shares of common stock issuable upon the exercise of a warrant held by the M.W. Crow Family Trust, LP at a per share exercise price of $1.23,

- up to 360,000 shares of common stock issuable upon the exercise of a warrant held by Damon D. Testaverde at a per share exercise price of $0.98,

- up to 280,000 shares of common stock issuable upon the exercise of a warrant held by Damon D. Testaverde at a per share exercise price of $1.00,

- up to 40,000 shares of common stock issuable upon the exercise of a warrant held by Network 1 Financial Securities, Inc. at a per share exercise price of $0.98,

- up to 70,000 shares of common stock issuable upon the exercise of a warrant held by Network 1 Financial Securities, Inc. at a per share exercise price of $1.00,

- up to 75,000 shares of common stock issuable upon the exercise of a warrant held by Martin Stern at a per share exercise price of $1.00,

- 400,000 shares of common stock held by certain selling shareholders, and up to 600,000 shares of common stock issuable upon the exercise of certain warrants held by certain selling shareholders.

                                  Risk Factors

     Before you purchase our securities, you should carefully consider the risks described below and the other information contained in this prospectus, including our financial statements and related notes. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the adverse events described in this "Risk Factors" section actually occurs, our business, results of operations and financial condition could be materially adversely affected and you might lose all or part of your investment.

     Because of our limited operations and the fact that we are currently generating limited revenue, we may be unable to pay our debts when they become due.

     As of December 31, 2004 we had $2,084,959 in debt, net of a debt discount of $411,210, and $43,670 of accrued interest on our balance sheet, consisting of $1,185,959 in principal and $9,224 in accrued but unpaid interest owed to Gryffindor; $750,000 in principal and $19,012 in accrued interest owed to the holders of our convertible debentures and $149,000 in principal and $15,434 in accrued interest owed to Dr. Wachter. The amounts due to Gryffindor are due in November 2005, the amounts due to the holders of the Senior Convertible Debentures are due in March 2007, and the amounts due to Dr. Wachter are due in 2009. Because of the convertible nature of the debt owed to Gryffindor and to the holders of the convertible debentures, we may not have to repay this debt if the debt is converted into shares of our common stock. However, we can not assure you that this debt will be converted into common stock and we may have to repay this indebtedness. Our ability to satisfy our current debt service obligations and any additional obligations we might incur will depend upon our future financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legislative and regulatory factors, many of which are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay planned acquisitions, expansion and capital expenditures, sell assets, obtain additional equity capital or restructure our debt. Additionally, our creditors could accelerate our payment obligations, commence foreclosure proceedings against our assets or force us into bankruptcy or liquidation. In such events, any proceeds may not be sufficient to pay off our creditors. We cannot assure you that our operating results, cash flow and capital resources will be sufficient for payment of our debt service and other obligations in the future.

     We will need additional capital to conduct our operations and develop our products, and our ability to obtain the necessary funding is uncertain.

     Our ongoing operations continue to be dependent upon our ability to raise capital. Ultimately, we must achieve profitable operations if we are to be a viable entity. We intend to proceed as rapidly as possible with the development of OTC products that can be sold with a minimum of regulatory compliance and with the development of revenue sources through licensing of our existing intellectual property portfolio. Our technologies are in early stages of development. We do not expect to generate sufficient revenues to enable us to be profitable for several calendar quarters. We require additional funding to continue initial production and distribution of OTC products in order to achieve meaningful sales volumes. In addition, we need to raise additional funds in order to fully implement our integrated business plan, including execution of the next phases in clinical development of our pharmaceutical products and resumption of research programs currently suspended.

     We will require substantial capital resources in order to conduct our operations and develop our products. We estimate that our existing capital resources will be sufficient to fund our current and planned operations. We have based this estimate on assumptions that may prove to be wrong, and we cannot assure you that estimates and assumptions will remain unchanged. For example, we are currently assuming that we will continue to operate without any significant staff or other resources expansion. We intend to acquire additional funding through public or private equity financings or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all. As discussed in more detail below, additional equity financing could result in significant dilution to shareholders. Further, in the event that additional funds are obtained through licensing or other arrangements, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our product development programs, any of which could have a material adverse effect on our business and may impair the value of our patents and other intangible assets. We cannot assure you that we will be able to raise sufficient capital to sustain operations before we reach an acceptable level of revenue generation or that we will be able to achieve, or maintain, a level of profitability sufficient to meet our operating expenses and continue as a going concern.

Existing shareholders may face dilution from our financing efforts.

     We must raise additional capital from external sources to execute our business plan. We plan to issue debt securities, capital stock, or a combination of these securities. We may not be able to sell these securities, particularly under current market conditions. Even if we are successful in finding buyers for our securities, the buyers could demand high interest rates or require us to agree to onerous operating covenants, which could in turn harm our ability to operate our business by reducing our cash flow and restricting our operating activities. If we were to sell our capital stock, we might be forced to sell shares at a depressed market price, which could result in substantial dilution to our existing shareholders. In addition, any shares of capital stock we may issue may have rights, privileges, and preferences superior to those of our common shareholders.

The prescription drug and medical device products in our internal pipeline are at an early stage of development, and they may fail in subsequent development or commercialization.

     We are continuing to pursue clinical development of our most advanced pharmaceutical drug products, Xantryl and Provecta, for use as treatments for specific conditions. These products and other pharmaceutical drug and medical device products that we are currently developing will require significant additional research, formulation and manufacturing development, and pre-clinical and extensive clinical testing prior to regulatory licensure and commercialization. Pre-clinical and clinical studies of our pharmaceutical drug and medical device products under development may not demonstrate the safety and efficacy necessary to obtain regulatory approvals. Pharmaceutical and biotechnology companies have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in earlier trials. Pharmaceutical drug and medical device products that appear to be promising at early stages of development may not reach the market or be marketed successfully for a number of reasons, including the following:

    - a product may be found to be ineffective or have harmful side effects during subsequent pre-clinical testing or clinical trials,

    -     a product may fail to receive necessary regulatory clearance,

    -     a product may be too difficult to manufacture on a large scale,

    -     a product may be too expensive to manufacture or market,

    -     a product may not achieve broad market acceptance,

    - others may hold proprietary rights that will prevent a product from being marketed, or

    -     others may market equivalent or superior products.

     We do not expect any pharmaceutical drug products or medical device products that we are developing to be commercially available for at least several years, if at all. Our research and product development efforts may not be successfully completed and may not result in any successfully commercialized products. Further, after commercial introduction of a new product, discovery of problems through adverse event reporting could result in restrictions on the product, including withdrawal from the market and, in certain cases, civil or criminal penalties.

Our OTC products are at an early stage of introduction, and we cannot be sure that they will be widely accepted in the marketplace or that we will have adequate capital to market and distribute these products which are an important factor in the future success of our business.

     We recently have begun marketing Pure-ific, our first OTC product, on a limited basis. We did not recognize any revenue from this product in 2003, as the sales of this product was not material. We recognized $18,728 of revenue from sales of this product during the 2004. In order for our products to become commercially successful, we must increase significantly our distribution of them. Increasing distribution of our products requires, in turn, that we or distributors representing us increase marketing of these products. In view of our limited financial resources, we may be unable to afford increases in our marketing of our OTC products sufficient to improve our distribution of our products. Even if we can and do increase our marketing of our OTC products, we cannot give you any assurances that we can successfully increase our distribution of our products.

     If we do begin increasing our distribution of our OTC products, we must increase our production of these products in order to fill our distribution channels. Increased production will require additional financial resources that we do not have at present. Additionally, we may succeed in increasing production without succeeding in increasing sales, which could leave us with excess, possibly unsaleable, inventory.

     If we are unable to successfully introduce, market and distribute these products, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Competition in the prescription drug, medical device and OTC pharmaceuticals markets is intense, and we may be unable to succeed if our competitors have more funding or better marketing.

     The pharmaceutical and biotechnology industries are intensely competitive. Other pharmaceutical and biotechnology companies and research organizations currently engage in or have in the past engaged in research efforts related to treatment of dermatological conditions or cancers of the skin, liver and breast, which could lead to the development of products or therapies that could compete directly with the prescription drug, medical device and OTC products that we are seeking to develop and market.

     Many companies are also developing alternative therapies to treat cancer and dermatological conditions and, in this regard, are our competitors. Many of the pharmaceutical companies developing and marketing these competing products have significantly greater financial resources and expertise than we do in:

    -     research and development,

    -     manufacturing,

    -     preclinical and clinical testing,

    -     obtaining regulatory approvals, and

    -     marketing.

     Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations also may conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our programs.

     In addition to the above factors, we expect to face competition in the following areas:

    -     product efficacy and safety;

    -     the timing and scope of regulatory consents;

    -     availability of resources;

    -     reimbursement coverage;

    -     price; and

    - patent position, including the potentially dominant patent positions of others.

     As a result of the foregoing, our competitors may develop more effective or more affordable products or achieve earlier product commercialization than we do.

Product Competition. Additionally, since our currently marketed products are generally established and commonly sold, they are subject to competition from products with similar qualities.

     Our OTC product Pure-ific competes in the market with other hand sanitizing products, including in particular, the following hand sanitizers:

    -     Purell (manufactured by GOJO Industries),

    -     Avagard D (manufactured by 3M) and

    - a large number of generic and private-label equivalents to these market leaders.

     Our OTC product GloveAid represents a new product category that has no direct competitors; however, other types of products, such as AloeTouch(R) disposable gloves (manufactured by Medline Industries) target the same market niche.

     Since our prescription products Provecta and Xantryl have not yet been approved by the FDA or introduced to the marketplace, we cannot estimate what competition these products might face when they are finally introduced, if at all. We cannot assure you that these products will not face significant competition for other prescription drugs and generic equivalents.

If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property our business could be harmed.

     We may not be successful in securing or maintaining proprietary patent protection for our products or products and technologies we develop or license. In addition, our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property protection, which could reduce our anticipated sales. While some of our products have proprietary patent protection, a challenge to these patents can be subject to expensive litigation. Litigation concerning patents, other forms of intellectual property and proprietary technology is becoming more widespread and can be protracted and expensive and can distract management and other personnel from performing their duties for us. We are not currently aware of any of our intellectual property that is being infringed upon.

     We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation in order to develop a competitive position. We cannot assure you that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to our trade secrets and technology, or that we can adequately protect our trade secrets and technology.

     If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property, our business, financial condition, results of operations and cash flows could be materially adversely affected.

If we infringe on the intellectual property of others, our business could be harmed.

     We could be sued for infringing patents or other intellectual property that purportedly cover products and/or methods of using such products held by persons other than us. Litigation arising from an alleged infringement could result in removal from the market, or a substantial delay in, or prevention of, the introduction of our products, any of which could have a material adverse effect on our business, financial condition, or results of operations and cash flows. We have not been notified of any third party's belief that we are infringing upon their intellectual property.

If we do not update and enhance our technologies, they will become obsolete.

     The pharmaceutical market is characterized by rapid technological change, and our future success will depend on our ability to conduct successful research in our fields of expertise, to discover new technologies as a result of that research, to develop products based on our technologies, and to commercialize those products. While we believe that our current technology is adequate for our present needs, if we fail to stay at the forefront of technological development, we will be unable to compete effectively. Our competitors are using substantial resources to develop new pharmaceutical technologies and to commercialize products based on those technologies. Accordingly, our technologies may be rendered obsolete by advances in existing technologies or the development of different technologies by one or more of our current or future competitors.

If we lose any of our key personnel, we may be unable to successfully execute our business plan.

     Our business is presently managed by four key employees:

     -    H. Craig Dees, Ph.D., our Chief Executive Officer;

     -    Timothy C. Scott, Ph.D., our President;

     -    Eric A. Wachter, Ph.D., our Vice President-Pharmaceuticals; and

     -    Peter R. Culpepper, CPA, our Chief Financial Officer.

     In addition to their responsibilities for management of our overall business strategy, Drs. Dees, Scott and Wachter are our chief researchers in the fields in which we are developing and planning to develop prescription drug, medical device and OTC products. Also, as of December 31, 2004, we owed $156,377 in accrued but unpaid compensation to our employees. The loss of any of these key employees could have a material adverse effect on our operations, and our ability to execute our business plan might be negatively impacted. Any of these key employees may leave their employment with us if they choose to do so, and we cannot assure you that we would be able to hire similarly qualified executives if any of our key employees should choose to leave.

Because  we  have  only  four  employees,   our  management  may  be  unable  to
successfully manage our business.

     In order to successfully execute our business plan, our management must succeed in all of the following critical areas:

     -    Researching   diseases  and   possible   therapies  in  the  areas  of
          dermatology and skin care, oncology, and biotechnology;

     - Developing prescription drug, medical device and OTC products based on our research;

     -    Marketing and selling developed products;

     -    Obtaining   additional  capital  to  finance  research,   development,
          production and marketing of our products; and

     -    Managing our business as it grows.

     As discussed above, we currently have only four employees, all of whom are full-time employees. Focusing on any one of these areas may divert their attention from our other areas of concern and could affect our ability to manage other aspects of our business. We cannot assure you that our management will be able to succeed in all of these areas or, even if we do so succeed, that our business will be successful as a result. We anticipate adding a part-time regulatory affairs officer, a part-time lab technician and a part-time office manager within the next year. While we have not historically had difficulty in attracting employees, our small size and limited operating history may make it difficult for us to attract and retain employees in the future which could further divert managements attention from the operation of our business.

Our common stock price can be volatile because of several factors, including a limited public float.

     During the twelve-month period ended December 31, 2004, the sale price of our common stock fluctuated from $1.70 to $0.47 per share. We believe that our common stock is subject to wide price fluctuations because of several factors, including:

     -    absence of meaningful earnings and external financing;

     - a relatively thin trading market for our common stock, which causes trades of small blocks of stock to have a significant impact on our stock price;

     - general volatility of the stock markets and the market prices of other publicly traded companies; and

     - investor sentiment regarding equity markets generally, including public perception of corporate ethics and governance and the accuracy and transparency of financial reporting.

We have raised substantial amounts of capital in private placements from time to time, and if we have failed to comply with applicable laws and regulations applicable to these private placements, we could be required to repay this capital to investors and could be subject to legal action by the investors and by state and federal securities regulators.

     We have offered and sold securities in private placements in reliance upon exemptions from the registration requirements of the SEC and state agencies. These exemptions are highly technical in nature and if we inadvertently failed to comply with the requirements of any of the exemptive provisions, investors might have the right to rescind their purchase of our securities or sue for damages. If one or more investors were to successfully seek rescission or prevail in any suit, we could face severe financial demands that could materially and adversely affect our financial position. Further, the SEC and state agencies could take action against us that could divert management's attention from the operation of our business, cause us to pay fines and penalties and cause us to have to repay investors their original investment, among other things.

Financings that may be available to us under current market conditions frequently involve sales at prices below the prices at which our common stock trades on the Over the Counter Electronic Bulletin Board, as well as the issuance of warrants or convertible debt that require exercise or conversion prices that are calculated in the future at a discount to the then market price of our common stock.

     Any agreement to sell, or convert debt or equity securities into common stock at a future date and at a price based on the then current market price will provide an incentive to the investor or third parties to sell the common stock short to decrease the price and increase the number of shares they may receive in a future purchase, whether directly from us or in the market. If we issue or are deemed to have issued shares of our common stock for consideration which is less than $0.75 per share, the anti-dilutive provisions contained in the secured convertible debentures will become operative and we will have to issue  more  shares  to  the  holders  of  Senior  Convertible  Debentures  upon
conversion.   As  a  result,  the  anti-dilutive  provisions  contained  in  our agreements with Gryffindor will become operative. If these anti-dilutive provisions become operative, we may be required to issue a significant number of shares of common stock to Gryffindor. We will not receive any additional proceeds from Gryffindor for the issuance of these shares of common stock. Other financings that we may obtain may contain similar provisions, and the existence of anti-dilutive provisions in some of our existing financings may make it more difficult for us to obtain financing in the future. These types of transactions which cause the issuance of our common stock in connection with the exercise or conversion of securities may result in substantial dilution to the remaining holders of our common stock

Financings that may be available to us frequently involve high selling costs.

     Because of our limited operating history, low market capitalization, thin trading volume and other factors, we have historically had to pay high costs to obtain financing and expect to continue to be required to pay high costs for any future financings in which we may participate. For example, our past sales of shares and our sale of the convertible debentures have involved the payment of finder's fees or placement agent's fees. These types of fees are typically higher for small companies like us. Payment of fees of this type reduces the amount of cash that we receive from a financing transaction and makes it more difficult for us to obtain the amount of financing that we need to maintain and expand our operations.

Future sales by our stockholders may adversely affect our stock price and our ability to raise funds in new stock offerings.


     Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all.

We have not had earnings, but if earnings were available, it is our general policy to retain any earnings for use in our operation.

     We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, for use in our business and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Our stock price is below $5.00 per share and is treated as a "Penny Stock" which places restrictions on broker-dealers recommending the stock for purchase.

     Our common stock is defined as "penny stock" under the Securities Exchange Act of 1934, which we refer to as the "Exchange Act," and its rules. The SEC has adopted regulations that define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These rules include the following requirements:

     - broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market;

     -    broker-dealers   must   disclose  the   commissions   payable  to  the
          broker-dealer and its registered representative;

     -    broker-dealers must disclose current quotations for the securities;

     - if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and

     - a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer's account and information on the limited market in penny stocks.

     Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. If our common stock remains subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock. As a result, fewer broker-dealers may be willing to make a market in our stock, which could affect your ability to re-sell your shares.

                           Forward-Looking Statements

     Some of the information contained in this prospectus and the documents incorporated by reference into this prospectus include forward-looking statements (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act), which mean that they relate to events or transactions that have not yet occurred, our expectations or estimates for our future operations, our growth strategies or business plans or other facts that have not yet occurred. These statements can be identified by the use of forward-looking terminology such as "might," "may," "will," "could," "expect," "anticipate," "estimate," "likely," "believe," or "continue" or the negative thereof or other variations thereon or comparable terminology. The above risk factors contain discussions of important factors that should be considered by prospective investors for their potential impact on forward-looking statements included in this prospectus and in the documents incorporated by reference into this prospectus. These important factors, among others, may cause actual results to differ materially and adversely from the results expressed or implied by the forward-looking statements.

                                 Use Of Proceeds

     The selling shareholders will receive the net proceeds from the sale of shares. We will not receive any of the proceeds from any sale of the shares by the selling shareholders. However, we will receive the proceeds from any cash exercise of warrants to purchase some of the shares offered by this prospectus. If all warrants are exercised for cash, we would receive proceeds of $8,575,700. Any proceeds we receive will be used for working capital purposes. Please see the section of this prospectus entitled "Agreements With Purchasers of Secured Convertible Debentures", "Agreements With Gryffindor Capital Partners I, L.L.C.", "Agreements with Financial Advisors and Consultants", and "Description of Other Transactions" for more information about the warrants.

          Agreements With Purchasers Of Secured Convertible Debentures

     We are registering a portion of the shares in order to satisfy our obligations to DCOFI Master LDC, Asset Managers International Ltd., DC Asset Management, LLC, Alpha Capital Aktiengesellschaft, Whalehaven Capital Fund Limited, Donald Adams, Peter K. Sivaslian and Stephen Ross (collectively, the "Purchasers"). Under a Securities Purchase Agreement dated as of March 30, 2005, between us and the Purchasers, the Purchasers purchased secured convertible debentures and warrants from us for an aggregate of $3,150,000. We refer to this agreement in this prospectus as the Securities Purchase Agreement. We have received all of the proceeds from the sale of the secured convertible debentures and warrants.

     The Senior Convertible Debentures have a maturity date of March 30, 2007 and are convertible into shares of our common stock at a per share conversion price of $0.75. Interest at the greater of (i) the prime rate (adjust monthly), plus 4% and (ii) 8% is due on a quarterly basis with the first installment due June 30, 2005. At the time the interest is payable, upon certain conditions, we have the option to pay all or any portion of accrued interest in either cash or shares of our common stock valued at 85% multiplied by the market price as of the third trading date immediately preceding the interest payment date. Under the Senior Convertible Debentures, for purposes of determining market price as of any date, market price means: (i) the average of the last reported sale prices for the shares on the National Association of Securities Dealers Inc.'s Over-the-Counter Bulletin Board, for the five days immediately preceding such date; (ii) if the OTCBB is not the principal trading market for the shares, the average of the last reported sale prices on the principal trading market for the common stock during the same period as reported by Bloomberg, L.P., or (iii) if unable to calculate on any of the foregoing bases, as reasonable determined in good faith by the Board or an independent investment back of nationally recognized standing in the valuation businesses similar to the business of the Company.

     We may prepay the Senior Convertible Debentures in full by paying the holders the greater of (i) 125% multiplied by the sum of the total outstanding principal, plus accrued and unpaid interest, plus default interest, if any or
(ii) the highest number of shares of common stock issuable upon conversion of the total amount calculated pursuant to (i) multiplied by the highest market price for the common stock during the period beginning on the date until prepayment.

     On or after any event or series of events which constitutes a fundamental change, the holder may, in its sole discretion, require us to purchase the debentures, from time to time, in whole or in part, at a purchase price equal to 110% multiplied by the sum of the total outstanding principal, plus accrued and unpaid interest, plus any other obligations otherwise due under the debenture. Under the Senior Convertible Debentures, fundamental change means

     (i) any person becomes a beneficial owner of securities representing 50% or more of the (a) outstanding shares of common stock or (b) the combined voting power of the then outstanding securities;

     (ii) a merger or consolidation whereby the voting securities outstanding immediately prior thereto fail to continue to represent at least 50% of the combined voting power of the voting securities immediately after such merger or consolidation;

     (iii) the sale or other disposition of all or substantially all or the Company's assets;

     (iv) a change in the composition of the Board within two years which results in fewer than a majority of directors are directors as of the date of the debenture;

     (v) the dissolution or liquidation of the Company; or

     (vi) any transaction or series of transactions that has the substantial effect of any of the foregoing.

     The Purchasers also purchased Class A Warrants and Class B Warrants under the Securities Purchase Agreement. Class A and Class B Warrants are exercisable at any time between March 30, 2005 through and including March 30, 2010. The per share exercise price of a Class A Warrant is $0.935 and the per share exercise price of the Class B Warrant is $0.8925.

     Pursuant to the Securities Purchase Agreement and a Registration Rights Agreement, we are obligated to register under the Securities Act (i) 150% multiplied by the number of shares issuable on conversion of the full aggregate principal amount of the convertible debentures plus interest thereon accrued through the maturity date thereof which, at our option may be paid either in cash or shares of common stock; and (ii) 100% multiplied by the number of shares issuable upon the exercise of the Warrants.

     Under the Registration Rights Agreement, we may be obligated to pay penalties if the registration statement is not filed by May 9, 2005, if the registration statement is not declared effective by June 8, 2005, or if sales cannot be made pursuant to the registration statement (for failure to maintain effectiveness of registration statement, failure to register sufficient number of common stock, failure to maintain listing or otherwise). The amount we would have to pay the Purchasers, as partial relief for the damages by reason of any delay in or limitation of their ability to sell underlying shares of common stock equals 2% of the liquidated value of debentures and warrants. This amount is payable the first day of the month after the payment accrues and on the first day of each month thereafter.

     We refer you to the Securities Purchase Agreement, the Registration Rights Agreement, the form of Secured Convertible Debentures, the form of Class A Warrants and the form of Class B Warrants that are filed as exhibits to this registration statement for a more complete description of the complex provisions that are summarized under this caption.

              Agreements With Gryffindor Capital Partners I, L.L.C.

     We are registering a portion of shares in order to satisfy our obligations to Gryffindor Capital Partners I, L.L.C. Under the Amendment No. 1 to Transaction Documents dated November 26, 2004 between us and Gryffindor, we issued Gryffindor a Second Amended and Restated Senior Secured Convertible Note dated November 26, 2004 in the principal amount of $1,185,959 in substitution of the Senior Secured Convertible Note previously issued to Gryffindor. The Second Amended Note has a maturity date of November 26, 2005 and principal is convertible into shares of common stock at a rate to one share of common stock for each $0.73655655 of principal converted. Interest is converted at a rate equal to one share os common stock for each $0.55 accrued but unpaid interest converted.

     The Second Amended Note provides that in the case of a reclassification of the common stock, recapitalization, merger, consolidation, or other capital adjustment affecting the common stock prior to the exercise of the warrant, then Gryffindor is entitled to receive the number of shares of common stock, other securities or property of the company, or successor resulting from such consolidation or merger as the case may be, to which the shares of common stock deliverable upon the exercise of the warrant would have been entitled if the warrant had been exercised immediately prior to such reorganization, reclassification of capital stock, consolidation, merger, sale or other disposition.

     Pursuant to a registration rights agreement, we are obligated to register under the Securities Act the number of shares issuable upon the full conversion of the Second Amended Note. We are also obligated to keep the registration statement of which this prospectus forms a part effective until the earliest of the date from which the holders may sell all shares registered on their behalf under Rule 144 promulgated under the Securities Act, or the date on which the holders no longer own any of those shares. We refer you to Amendment No. 1 to the Transaction Documents, the Second Amended and Restated Senior Secured Convertible Note and the form of common stock purchase warrant that are filed as exhibits to this registration statement for a more complete description of the complex provisions that are summarized under this caption.

               Agreements With Financial Advisors And Consultants

     Pursuant to an Advisory Agreement with us dated March 1, 2005, Duncan Capital Group, LLC served as financial advisor and consultant for the Company in connection with transactions described above. Duncan received warrants to purchase up to 550,000 shares of common stock of the Company as partial compensation for its services. Half of the warrants have a per share exercise price of $0.98 and half of the warrants have a per share exercise price of $1.23. It is Duncan's policy to immediately allocate its warrants and Duncan has allocated its warrants to the Irrevocable Trust dated December 28, 2004 f/b/o Olivia Skriloff, the Irrevocable Trust dated December 28, 2004 f/b/o Samuel Skriloff, David Skriloff, Richard Smithline, and the M.W. Crow Family Trust, L.P. in such amounts as set forth under the section of this prospectus entitled "Offering".

     Pursuant to a Financial Advisory and Investment Agreement dated August 15, 2004 with Network 1 Financial Solutions, Inc., Damon D. Testaverde and Network 1 received warrants to purchase up to 280,000 and 70,000 shares of common stock, respectively, at a per share exercise price of $1.00. Testaverde and Network 1 also served as brokers in connection with the Securities Purchase Agreement. Pursuant to an agreement with Testaverde and Network 1, the Company issued Testaverde and Network 1 warrants to purchase up to 360,000 and 40,000 shares of common stock, respectively, at a per share exercise price of $0.98 as compensation for service rendered.

                        Description Of Other Transactions

     We are also registering 400,000 shares held by other selling shareholders and 600,000 shares issuable upon exercise of warrants held by other selling shareholders other than the Purchasers, Gryffindor, the persons described in the section of this prospectus entitled "Agreements with Financial Advisors and Consultants" or affiliates thereof. These selling shareholders acquired their beneficial interest in the common stock through various private placements of securities.

     Certain of these selling shareholders are permitted to have their shares registered for resale in the registration statement as a result of so-called "piggy-back" registration rights, which means that, because we are required by the Investor Registration Rights Agreement and the Registration Rights Agreement to file the registration statement, holders of "piggy-back" registration rights must also be given the opportunity to have their shares registered in the registration statement. Other selling shareholders are permitted to have their shares registered for resale in the registration statement pursuant to a registration rights agreement.

     We refer you to the registration rights agreements relating to some of these shares that are filed as exhibits to this registration statement for more complete description of the provisions of those registration rights agreements.

                              Selling Shareholders

     The following table sets forth the shares beneficially owned, as of March 31, 2005, by the selling shareholders prior to the offering contemplated by this prospectus, the number of shares each selling shareholder is offering by this prospectus and the number of shares which each would own beneficially if all the offered shares are sold. The selling shareholders acquired their beneficial interests in the shares being offered hereby in the transactions described under the headings "Agreements with Purchasers of Secured Convertible Debentures", "Agreements with Gryffindor Capital Partners I, L.L.C.", "Agreements with Financial Advisors and Consultants" and in private placements described under the heading "Description of Other Transactions."

     Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. However, each of the selling shareholders is subject to limitations on the conversion of their secured convertible debentures and the exercise of their warrants, if any. The most significant of these limitations is that the selling shareholder may not convert its debentures or exercise its warrants, if the conversion or exercise would cause such holder's beneficial ownership of our common stock (excluding shares underlying any of their unconverted to debentures or unexercised warrants) to exceed 4.99% of the outstanding shares of common stock. Also, the table below includes the number of shares which would be issued upon conversion of a secured convertible debenture in payment of all accrued interest through its maturity date, which is more than 60 days from the date of this prospectus and shares which might be issuable on the occurrence of events which have not yet occurred and may not occur. Therefore, although they are included in the table below, the number of shares of common stock for some listed persons may include shares that may not be purchased during the 60-day period.

                                                      Beneficial
Names                                                 Ownership      Shares Registered     Post-Offering             %
-----                                                 ----------     -----------------     -------------             -

DCOFI Master LDC                                      1,825,112           4,266,666(3)           0                   0
Asset Managers International Ltd.                     1,825,112           3,700,000(3)           0                   0
DC Asset Management, LLC (Class A)                      566,666             566,666(3)           0                   0
Alpha Capital Aktiengesellschaft                      1,825,112           2,133,334(3)           0                   0
Whalehaven Capital Fund Limited                         640,000             640,000(3)           0                   0
Donald Adams                                          1,706,666           1,706,666(3)           0                   0
Peter K. Sivaslian                                      213,334             213,334(3)           0                   0
Stephen Ross                                            213,334             213,334(3)           0                   0
Gryffindor Capital Partners I, L.L.C.                 1,825,112           1,625,942(3)     199,170               1.09%
Irrevocable Trust dated December 28, 2004 f/b/o          30,000              30,000(4)           0                   0
Olivia Skriloff
Irrevocable Trust dated December 28, 2004 f/b/o          30,000              30,000(4)           0                   0
Samuel Skriloff
David Skriloff                                           77,500              77,500(4)           0                   0
Richard Smithline                                       112,500             112,500(4)           0                   0
M.W. Crow Family Trust LP                               300,000             300,000(4)           0                   0
Damon D. Testaverde                                     640,000             640,000(4)           0                   0
Network 1 Financial Securities, Inc.                    110,000             110,000(4)           0                   0
Martin Stern                                             75,000              75,000(4)           0                   0

                                       16

Ben F. House                                             75,000              75,000(4)           0                   0
Gene V. Dupreau                                         200,000             200,000(4)           0                   0
Robert Johnson                                           66,668              66,668(4)           0                   0
Tom J. Gardiner                                          83,333              83,333(4)           0                   0
Carmine J. Esposito                                      87,500              87,500(4)           0                   0
Belz Broadcasting Company                               337,500             337,500(4)           0                   0
B.J Kennedy                                             150,000             150,000(4)           0                   0
-----------------------

(1) The selling shareholder advised kus that it is not a broker-dealer and is not affiliated with any broker-dealer and no natural person beneficially owns shars of common stock or the shares of common stock issuable upon conversion of the warrants.

(2) The selling shareholder has acted as a consultant within the last three years.

(3)  The numbers on the table reflect an estimate of the number of shraes issued or issuable  to the  selling  shareholder.  We are  registering  the shares
     underlying  the  senior   convertible   debentures   held  by  the  selling
     shareholder  and a portion of our common  stock  which might be issuable to the selling  shareholder  under the terms of the agreements and the selling shareholder.  We are  also  registering  shares  the  warrants  held by the
     sellign   shareholder.   See  the  section  of  this  prospectus   entitled
     "Agreements  with  Purchasers of Secured  Convertible  Debentures" for more information regarding our senior convertible debentures and warrants.

(4) The numbers on the table reflect the actual number of shares issued or issuable to the selling shareholder. See the section of this prospectus entitled "Description of Other Transactions."

Relationship Between Provectus and the Selling Shareholders

     None of the selling shareholders are affiliates or controlled by our affiliates. None of the selling shareholders are now or were at any time in the past an officer or director of ours or any of any of our predecessors or affiliates. We have separate contractual obligations to file this registration with each of the selling shareholders.

                            Description Of Securities

Common Stock

     We are authorized to issue 100,000,000 shares of common stock, $.001 par value per share, of which 16,644,275 shares were outstanding and held of record as of April 13, 2005, by approximately 1,820 shareholders of record. A significant portion of our common stock is held in either nominee name or street name brokerage accounts. All outstanding shares of common stock are fully paid and non-assessable. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. Holders of shares of common stock are entitled to receive dividends when, as and if declared by our board of directors from funds legally available therefor and to share ratably in our assets available upon liquidation, dissolution or winding up. The holders of shares of the common stock do not have cumulative voting rights for the election of directors and, accordingly, the holders of more than 50% of the shares of common stock are able to elect all directors. Our Restated Articles of Incorporation do not grant preemptive rights. The common stock may not be redeemed except upon our consent and the consent of the shareholders and the common stock is not subject to liability for further calls or to assessments by Provectus. This summary does not purport to be complete and is qualified in its entirety by reference to our Restated Articles of Incorporation and to Nevada law.

Preferred Stock

     We are authorized to issue 25,000,000 shares of preferred stock, $.001 par value per share, of which no shares are issued and outstanding. The shares of preferred stock may be issued from time to time in one or more series, in any manner permitted by law, as determined from time to time by our board of directors, and stated in the resolution or resolutions providing for the issuance of such shares adopted by our board of directors pursuant to authority vested in it. Without limiting the generality of the foregoing, shares in such series shall have voting powers, full or limited, or no voting powers, and shall have such designations, preferences and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof, permitted by law, as shall be stated in the resolution or resolutions providing for the issuance of such shares adopted by our board of directors. The number of shares of any such series so set forth in the resolution or resolutions may be increased (but not above the total number of authorized shares of preferred stock) or decreased (but not below the number of shares thereof then outstanding) by further resolution or resolutions adopted by the board of directors.


Governing Law and Organizational Documents

     Shareholders' rights and related matters are governed by the laws of the State of Nevada and our Restated Articles of Incorporation and our Bylaws. Our Restated Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the shares entitled to vote generally in the election of directors, voting as a single voting group. Our Bylaws may be amended by either the affirmative vote of 75% of all shares outstanding and entitled to vote generally in the election of directors, or by an affirmative vote of a majority of our directors then holding office.

Stock Option Plans

     The 2002 Stock Option Plan, as amended, provides for the grant of four types of incentive awards: stock options, stock appreciation rights, rights to purchase restricted stock, and long-term performance awards.

     Our employees and consultants, including officers and directors who also are employees or consultants, and our directors who are not employees whose present and potential contributions are important to our continued success are eligible to receive awards under the plan. The purpose of a long-term incentive plan is to direct the attention and efforts of participating employees to our long-term performance by relating incentive compensation to the achievement of long-term corporate economic objectives. The plan also is designed to retain, reward and motivate participating employees by providing an opportunity for investment in the company and the advantages inherent in ownership of our common stock.

     A total of 3,000,000 shares of our common stock may be subject to, or issued pursuant to, awards granted under the plan. If an award under the plan is forfeited or terminated for any reason, the shares of common stock that were subject to the award again become available for distribution in connection with awards under the plan. In addition, shares subject to stock appreciation rights that are exercised for cash again become available for distribution in connection with awards under the plan.

     The plan may be administered by one or more administrators if the board of directors deems division of administration necessary or desirable in order to comply with applicable law. Because the board of directors has not appointed any committees and because we have so few employees, the entire board of directors currently is acting as the administrator of the plan.

     The administrator has the exclusive discretion to select the employees, consultants and non-employee directors who receive awards under the plan and to determine the type, size, and terms of each award, to modify the terms of awards, to determine when awards will be granted and paid, and to make all other determinations which it deems necessary or desirable in the interpretation and administration of the plan. The plan will remain in effect until all awards under the plan either have been satisfied by the issuance of shares of our common stock or the payment of cash or have expired or otherwise terminated or the plan is otherwise terminated by our board of directors. However, no awards may be granted more than ten years after the date of the shareholder's approval of the plan. Generally, a participant's rights and interest under the plan will not be transferable except by will or by the laws of descent and distribution.

Transfer Agent

     We have retained Atlas Stock Transfer Corporation, 5899 South State Street, Salt Lake City, UT 84107, as the transfer agent for our common stock. Atlas Stock Transfer Corporation's telephone number is (801) 266-7151.

                              Plan Of Distribution

     The selling shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:


     -    ordinary   brokerage   transactions  and  transactions  in  which  the
          broker-dealer solicits purchasers;

     - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     -    purchases  by  a   broker-dealer   as  principal  and  resale  by  the
          broker-dealer for its account;

     -    an  exchange   distribution  in  accordance  with  the  rules  of  the
          applicable exchange;

     -    privately negotiated transactions;

     - short sales, but, if at all, only after the effectiveness of the registration statement of the shares of common stock offered hereby;

     - broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

     -    a combination of any such methods of sale; and

     -    any other method permitted pursuant to applicable law.


     The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. We believe that the selling shareholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     Selling shareholders may be, and any broker-dealers or agents that are involved in selling the shares are, deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. If the selling shareholders are deemed to be underwriters, the selling shareholders may be subject to statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     We are required to pay all fees and expenses incident to the registration of the shares. Otherwise, all discounts, commissions or fees incurred in connection with the sale of the common stock offered hereby will be paid by the selling shareholders.

     Upon our being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing

     - the name of each such selling shareholder and of the participating broker-dealer(s);

     -    the number of shares involved;

     -    the price at which such shares were sold;

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     -    that such broker-dealer(s) did not conduct any investigation to verify
          the   information  set  out  or  incorporated  by  reference  in  this prospectus; and

     -    other facts material to the transaction.


     To comply with the securities laws of some states, the shares will be sold in those jurisdictions, if required, only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

     We advised the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales of the shares offered hereby.


                    Indemnification Of Officers And Directors

     Nevada law provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (i.e., a "non-derivative proceeding"), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he or she:

     - Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

     - Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (i.e., a "derivative proceeding"), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he:

     - Is not liable under Section 78.138 of the Nevada Revised Statute for breach of his or her fiduciary duties to the corporation; or

     - Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

     Under Nevada law, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation is obligated to indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

     Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

     Under  our  Restated  Articles  of  Incorporation,   we  are  obligated  to
indemnify, to the fullest extent permitted by Nevada law, any director or officer who was or is a party or is threatened to be made a party to, or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that the director or officer, or a person of whom he or she is the legal representative, is or was a director or officer of Provectus, or a member of any committee of our board of directors, or is or was serving at our request as a director, officer, partner, trustee, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of the proceeding is alleged action in an official capacity as a director, officer, partner, trustee, employee or agent or in any other capacity while serving as a director officer, partner, trustee, employee or agent; against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the director or officer in connection with the proceeding. In addition, indemnification is required to continue as to a person who has ceased to be a director, officer, partner, trustee, employee or agent and inures to the benefit of his or her heirs, executors and administrators. However, subject to the exceptions detailed below, we may indemnify a person seeking indemnification in connection with a proceeding (or part thereof) initiated by the person seeking indemnification only if the proceeding (or part thereof) was authorized by our board of directors. We may indemnify any employee or agent of Provectus to an extent greater than required by law only if and to the extent that our directors, in their discretion, may determine.

     If we do not pay a claim for indemnification under the our Restated Articles of Incorporation in full within 30 days after a written claim has been received by us, the claimant may at any time thereafter bring suit against us to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant also will be entitled to be paid the expense of prosecuting such claim. With some exceptions, we may defend against an action brought for this purpose that the claimant has not met the standards of conduct which make it permissible under Chapter 78 of the Nevada Revised Statutes for us to indemnify the claimant for the amount claimed, but the burden of proving such defense is on us. Neither our failure (including the failure of our board of directors, independent legal counsel or our shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Chapter 78 of the Nevada Revised Statutes, nor an actual determination by us (including our board of directors, independent legal counsel or our shareholders) that the claimant has not met such applicable standard of conduct is a defense to the action or creates a presumption that the claimant has not met the applicable standard of conduct.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Provectus pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                  Where You Can Find More Information About Us

     We file reports, proxy statements, information statements and other information with the SEC. You may read and copy this information, for a copying fee, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services, and at the web site maintained by the SEC at http://www.sec.gov.

     Our Internet address is http://www.pvct.com. We have made available, through a link to the SEC's Web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-KSB, our quarterly reports on Form 10-QSB, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% shareholders and amendments to those reports). To receive paper copies of our SEC materials, please contact us by U.S. mail, telephone, facsimile or electronic mail at the following address:

      Provectus Pharmaceuticals, Inc.
      Attention: President
      7327 Oak Ridge Highway, Suite A
      Knoxville, TN 37931
      Telephone: 865/769-4011
      Facsimile: 865/769-4013
      Electronic mail: info@pvct.com

     We have filed the registration statement under the Securities Act, with respect to the securities offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement and the exhibits filed as a part thereof, which may be found at the locations and website referred to above.

                Incorporation Of Certain Information By Reference

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents we filed with the SEC:

     - Our Annual Report on Form 10-KSB for the year ended December 31, 2004, as filed with the SEC on March 31, 2005.

     -    Our Definitive Proxy Statement to Shareholders, dated April 21, 2005.

     -    Our Current Report on Form 8-K dated April 8, 2005

     We are also incorporating by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

     If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the SEC or us. Documents incorporated by reference are available from us without charge, except exhibits, unless we have specifically incorporated by reference an exhibit into a document that this prospectus incorporates. Shareholders may obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from:

                         Provectus Pharmaceuticals, Inc.
                            ATTN: Investor Relations
                         7327 Oak Ridge Highway, Suite A
                           Knoxville, Tennessee 37931
                                 (865) 769-4011

                                     Experts

     The financial statements incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                                  Legal Matters

     The validity of the shares we are offering will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C., 207 Mockingbird Lane, P.O. Box 3038, Johnson City, Tennessee 37602.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The estimated expenses in connection with this offering are as set forth in the following table. All amounts except the Securities and Exchange Commission ("SEC") registration fee are estimated.

       SEC Registration Fee                         $ 1,231.68
       Printing and Engraving Expenses                2,500.00
       Accounting Fees and Expenses                   8,000.00
       Legal Fees and Expenses                       50,000.00
       Miscellaneous                                  1,500.00
                                                    ----------
       Total                                        $63,231.68
                                                    ==========


Item 15.  Indemnification of Officers and Directors.

     See "Indemnification Of Officers And Directors" in the prospectus.

Item 16.  Exhibits

     The following exhibits are filed as part of this Registration Statement.

Exhibit No.         Description

4.1 Form of Secured Convertible Debenture related to the Securities Purchase Agreement (as defined below)

4.2 Form of Class A Warrant related to the Securities Purchase Agreement (as defined below)

4.3 Form of Class B Warrant related to the Securities Purchase Agreement (as defined below)

4.4 Registration Rights Agreement dated as of March 30, 2005 by and among the Company and the initial investors named therein related to the Securities Purchase Agreement (as defined below)

4.5 Second Amended and Restated Senior Secured Convertible Note dated November 26, 2004 related to Gryffindor Capital Partners I, LLC

4.6 Common Stock Purchase Warrant dated November 26, 2004 issued to Gryffindor Capital Partners I, L.L.C.

4.7 Amended and Restated Convertible Secured Promissory Note of the Company dated January 31, 2003, issued to Gryffindor, incorporated herein by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-QSB dated March 31, 2003, as filed with the SEC on May 9, 2003

4.8                 Advisory Agreement with Duncan Capital Group, LLC dated
                    March 1, 2005

4.9 Form of Warrant issued to Duncan Capital Group, LLC designees

4.10 Financial Advisory and Investment Agreement with Network 1 Financial Securities, Inc. dated August 15, 2004

4.11 Form of Warrant issued to Damon D. Testaverde and Network 1 Financial Securities, Inc.

4.12 Form of Warrant issued to Selling Securityholders other than the Purchasers, incorporated herein by reference to Exhibit
                    4.2 to the Company's Current Report on Form 8-K dated November 19, 2004, as filed with the SEC on November 19, 2004.

5.1                 Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz

10.1 Securities Purchase Agreement dated as of March 30, 2005 by and among the Company and the buyers named therein ("Securities Purchase Agreement")

10.2 Convertible Secured Promissory Note and Warrant Purchase Agreement dated as of November 26, 2002 between the Company and Gryffindor Capital Partners I, L.L.C. ("Gryffindor"), incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated November
                    26, 2002,  as filed with the SEC on December 10, 2002

10.3                Letter  Agreement  dated  January  31,  2003  between  the
                    Company and Gryffindor,   incorporated  by  reference  to
                    Exhibit 4.2.2 to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003, as filed with the SEC on May 9, 2003

10.4 Amendment No. 1 to Transaction Documents with Gryffindor Capital Partners I, L.L.C. dated November 26, 2004

10.5 Form of Securities Purchase Agreement by and between the Company and Selling Securityholders, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated November 19, 2004, as filed with the SEC on November 19, 2004

13.1 Annual Report on Form 10-KSB for the year ended December 31, 2004 incorporated herein by reference to the Company's Form 10-KSB for the year ended December 31, 2004 as filed with the SEC on March 31, 2005.

23.1 Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz (included in Exhibit 5.1)

23.2                Consent of BDO Seidman, LLP

24.1                Power of Attorney (included on Page II-5 of this
                    Registration Statement)

Item 17.  Undertakings.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"),

          (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement,

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Knoxville, State of Tennessee, on May 13, 2005.


                                    PROVECTUS PHARMACEUTICALS, INC.

                                    By:      /s/ Timothy C. Scott
                                       ---------------------------------
                                       Timothy C. Scott, Ph.D.
                                       President

                                    By:      /s/ Peter R. Culpepper
                                       ---------------------------------
                                       Peter R. Culpepper, C.P.A
                                       Chief Financial Officer


                                POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints H. Craig Dees, Ph.D. and Timothy C. Scott, Ph.D., and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the Registration Statement on Form S-2 filed by Provectus Pharmaceuticals, Inc. (the "Company") with the U.S. Securities and Exchange Commission (the "SEC"), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC; granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities indicated on May 13, 2005:

         Signatures                                Title
         ----------                                -----

/s/ H. Craig Dees                      Chief Executive Officer and a Director
-------------------------------        (Principal executive officer)
H. Craig Dees, Ph.D.

/s/ Peter R. Culpepper                 Chief Financial Officer (Principal
--------------------------------       accounting officer)
Peter R. Culpepper, C.P.A.

/s/ Timothy C. Scott                   President and Director
--------------------------------
Timothy C. Scott, Ph.D.

/s/ Eric A. Wachter                    Director
--------------------------------
Eric A. Wachter, Ph.D.

/s/ Stuart Fuchs                       Director
---------------------------------
Stuart Fuchs